FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                       By: /s/David Patterson/s/

COASTPORT CAPITAL INC.	Suite 501, 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 685-8287 Facsimile: (604) 685-4675

News Release 06-01
January 6, 2006

WORK COMMENCES ON THE LA PLATA VMS PROJECT IN ECUADOR

Cornerstone Capital Resources Inc. (TSXV-CGP), and Coastport Capital Inc. (TSXV-CPP), announce that work has commenced on the La Plata polymetallic volcanogenic massive sulphide (VMS) project located 60 km west of Quito, Ecuador.

The 23 km2 La Plata property hosts gold-rich, VMS mineralization, including the La Mina deposit that comprises two lenses extending from near surface to 300 m in depth. The two lenses, approximately 100 m apart, include drilled intersections from limited previous exploration drilling of up to 11.4 m grading 14.5 g/t Au, 103.6 g/t Ag, 9.35% Cu and 3.9% Zn. A Scoping Study prepared by AMEC in 2004 presents a summary of inferred mineral resources*, based on 28 widely spaced diamond drill holes, as follows:

Resources	Tonnage (t)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Southern Lens	583,000	6.6	78.2	5.7	5.0	0.1
Northern Lens	103,800	4.4	62.9	5.9	5.1	0.7
Total	686,800	6.3	75.9	5.7	5.1	0.6

(*Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Cornerstone has not undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources. The historical estimates, therefore, should not be relied upon. Nevertheless, Cornerstone believes that these historical estimates provide a conceptual indication of the exploration potential of the properties).

Mineralization at La Plata occurs at or near a contact between intermediate and felsic volcanics, immediately overlain by a distinct, property scale, hematitic chert marker horizon. The volcanic stratigraphy is folded into a south plunging anticline with mineralization outlined to date occurring on the hinge and along the east limb of the fold. The deposit has excellent exploration potential for expansion along the west limb of the anticline as well as down plunge and down-dip along the east limb. Additional exploration targets exist over 5 km on strike to the north along the felsic/intermediate contact. Only 4 diamond drill holes and an unknown number of 1960’s era shallow packsack drill holes are documented on the property outside of the La Mina area.

Cornerstone has commenced a Phase I exploration program, budgeted at US$500,000 which will involve extensive diamond drilling of the La Mina deposit as well as tests of targets along strike to the north, including the Guatuza and San Pablo targets. Drilling is anticipated to begin by late February, 2006.

At La Mina, the Phase I drilling program is designed to confirm previously documented mineralization and grades and test the possible down-dip and down-plunge continuation of the deposit.

The Guatuza target lies approximately 300 m along strike to the north of La Mina. This target represents the continuation of the ore horizon which hosts the La Mina deposit and is characterized by a 400 m by 250 m polymetallic soil geochemical anomaly underlain by extensively altered volcanics with stringer pyrite-chalcopyrite mineralization. Limited previous drilling between La Mina and Guatuza intersected 1.6 m grading 26.1 g/t Au, 14.0 g/t Ag, 9.9% Cu and 0.8% Zn.

The San Pablo target lies approximately 1.5 km north of the La Mina deposit and is also interpreted to represent the continuation of the ore horizon. This target is characterized by an 800 m by 230 m polymetallic soil geochemical anomaly associated with extensively altered and mineralized volcanics with the distinct chert marker horizon. A packsack drill hole completed during the mid-1960’s is reported to have drilled an intersection of 22 m grading 1.8% Cu; however, no gold assays were reported to have been done. In addition, a hole drilled by Cambior to test this target in 1996, intersected 6 m of semi-massive pyrite but failed to intersect the ore horizon and marker unit. Both the Guatuza and San Pablo targets represent excellent opportunities for discovery of additional massive sulphide mineralization.

The Qualified Persons for this project, as per the definition in National Instrument 43-101, are Mike Basha, PEng, PGeo, Cornerstone’s Vice President Exploration, and Lawrence Winter, MSc, PGeo, Project Geologist for Cornerstone.

Coastport Capital Inc. (TSXV-CPP) has an option to earn Cornerstone's interest in the La Plata property by funding Cornerstone’s commitments under its agreement with Sultana Del Condor Minera S.A. By meeting all of Cornerstone’s obligations to Sultana through to mine financing, Coastport may acquire 100% of Cornerstone’s interest by issuing Coastport shares to Cornerstone representing 10% of its fully diluted share capitalization and by granting Cornerstone a 1% net smelter return royalty (NSR) in the project (See Cornerstone News Release dated 11/23/2005).

On Behalf of the Board

Glen H. McKay       Laurie Sadler
President, Cornerstone  Capital Resources Inc.   President, Coastport Capital Inc.

Further information is available on the Cornerstone Web site at www.cornerstoneresources.com; via e-mail at communications@crigold.com; or toll free at 1- 877-277-8377.

Further information is available on the Coastport Web site at www.coastportcapital.com; via e-mail at info@coastportcapital.com; or call 1-604-685-8287.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.